June 2, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Marion Graham, Staff Attorney

Re:	Creative Realities, Inc.
Registration Statement on Form S-3
Filed May 25, 2023
File No. 333-272202

Acceleration Request
	Requested Date:	June 6, 2023
	Requested Time:	4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-272202) (the “Registration Statement”) to become effective at 4:00 p.m. Eastern Time on June 6, 2023, or as soon thereafter as is practicable.

If you have questions or comments regarding this request, please contact Bradley A. Pederson of Maslon LLP, counsel to the undersigned registrant, at (651) 338-1106. Once the Registration Statement has been declared effective, please orally confirm that event with Mr. Pederson. The undersigned registrant authorizes Mr. Pederson to orally modify or withdraw this request for acceleration.

Very truly yours,

CREATIVE REALITIES, INC.

By: /s/ Will Logan

Will Logan

Chief Financial Officer

cc:  Rick Mills, Creative Realities, Inc.

   Bradley A. Pederson, Maslon LLP